UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   ) *

Meta Financial Group, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

Wilmot B. Harkey
Nantahala Capital Management, LLC
100 First Stamford Place, Second Floor
Stamford, Connecticut 06902
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

59100U108
(CUSIP Number)

October 25, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 5900U108

1	NAME OF REPORTING PERSONS Nantahala Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 174,613 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 174,613 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,613 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.66%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. 5900U108

1	NAME OF REPORTING PERSONS Nantahala Capital Partners Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 57,898 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 57,898 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,898 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.88%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 5900U108

1	NAME OF REPORTING PERSONS Blackwell Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 95,682 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 95,682 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,682 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.10%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. 5900U108

1	NAME OF REPORTING PERSONS Silver Creek CS SAV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,033 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,033 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,033 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.68%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. 5900U108

Item 1.	Security and Issuer:

This statement relates to the Common Stock, $0.01 par value, of Meta Financial Group, Inc.  The address of the principal executive offices of the Issuer is 121 Fifth Street, Storm Lake, Iowa 50588.

Item 2.	Identity and Background:

(a)	The names of the Reporting Persons are:

Nantahala Capital Management, LLC
Nantahala Capital Partners Limited Partnership
Blackwell Partners LLC
Silver Creek CS SAV, LLC

Nantahala Capital Management, LLC is the investment manager of the other Reporting Persons, and exercises voting and dispositive power over the securities beneficially owned by each of the other Reporting Persons.

Set forth in Annex A attached hereto and incorporated herein by reference is a listing of the directors, general partners, managing members and controlling person of the Reporting Persons (collectively, the “Covered Persons”), and sets forth the principal occupation, citizenship and principal place of business of each Covered Person.

(b)	The principal business address of each Reporting Person is:

100 First Stamford Place, Second Floor
Stamford, Connecticut 06902

(c)
The principal business of Nantahala Capital Management, LLC is the performance of investment management and advisory services.  The principal business of the other Reporting Persons is investment in securities.

(d)
None of the Reporting Persons, nor to the best of their knowledge, none of the Covered Persons, has, in the last five years, been  convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons, nor to the best of their knowledge, any persons listed in the Annex hereto, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	The place of organization of each Reporting Person is as follows:

Nantahala Capital Management, LLC is a Massachusetts limited liability company.
Nantahala Capital Partners Limited Partnership is a Massachusetts limited partnership
Blackwell Partners LLC is a Georgia limited liability company
Silver Creek CS SAV, LLC is a Delaware limited liability company

The citizenship of each Covered Person is set forth on Annex A attached hereto and incorporated herein by reference.

CUSIP NO. 5900U108

Item 3.	Source and Amount of Funds or Other Consideration: The securities to which this statement relates were acquired by the Reporting Persons using their own funds as follows:

Nantahala Capital Partners Limited Partnership:  $1,076,395.68
Blackwell Partners LLC:  $2,216,968.45
Silver Creek CS SAV, LLC:  $295,889.57

Item 4.	Purpose of Transaction:

The Reporting Persons acquired the securities to which this statement relates for investment purposes and do not have a present intent to acquire or influence control over the business of the Issuer. The Reporting Persons may, from time to time, dispose of some or all of such securities, acquire additional securities of the Issuer, or continue to hold such securities, depending on business and market conditions, the Reporting Persons’ continuing evaluation of the business and prospects of the Issuer and other factors.  The Reporting Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer:

The percentages of the class of securities set forth below are based on 3,085,672 shares of the Issuer’s Common Stock outstanding at August 6, 2010, as reported on the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2010, as filed with the Securities and Exchange Commission on August 10, 2010.

(a)	The aggregate number and percentage of the class of securities beneficially owned by each Reporting Person is as follows:

Nantahala Capital Management, LLC:  174,613 shares (5.66%)
Nantahala Capital Partners Limited Partnership:  57,898 shares (1.88%)
Blackwell Partners LLC:  95,682 shares (3.10%)
Silver Creek CS SAV, LLC:  21,033 shares (0.68%)

(b)	The number of shares as to which each Reporting Person has:

(i)  Sole power to vote or to direct the vote:

Nantahala Capital Management, LLC:  0 shares
Nantahala Capital Partners Limited Partnership:    0 shares
Blackwell Partners LLC:    0 shares
Silver Creek CS SAV, LLC:    0 shares

(ii)  Shared power to vote or to direct the vote:

Nantahala Capital Management, LLC:  174,613 shares
Nantahala Capital Partners Limited Partnership:  57,898 shares
Blackwell Partners LLC:  95,682 shares
Silver Creek CS SAV, LLC:  21,033 shares

(iii)  Sole power to dispose or to direct the disposition of:

Nantahala Capital Management, LLC:  0 shares
Nantahala Capital Partners Limited Partnership:    0 shares
Blackwell Partners LLC:    0 shares
Silver Creek CS SAV, LLC:    0 shares

CUSIP NO. 5900U108

(iv)  Shared power to dispose or to direct the disposition of:

Nantahala Capital Management, LLC:  174,613 shares
Nantahala Capital Partners Limited Partnership:  57,898 shares
Blackwell Partners LLC:  95,682 shares
Silver Creek CS SAV, LLC:  21,033 shares

Each of the Reporting Persons disclaims beneficial ownership of the shares with respect to which this statement is made, except to the extent of its pecuniary interest in such shares.

(c)
During the past sixty days, the following Reporting Persons effected the transactions in the Issuer’s securities set forth opposite their names (all of which transactions were purchases effected in the open market):

CUSIP NO. 5900U108

Reporting Person	Date of Transaction	Type of Transaction	Number of Shares	Price per Share
Nantahala Capital Partners Limited Partnership	09/13/2010	Purchase	567	$32.0195
	09/14/2010	Purchase	783	$32.0200
	09/15/2010	Purchase	389	$32.0200
	09/16/2010	Purchase	147	$32.0200
	09/20/2010	Purchase	755	$30.0900
	10/13/2010	Sale	700	$26.6371
	10/18/2010	Sale	369	$17.4794
	10/18/2010	Purchase	3,922	$14.8650
	10/19/2010	Purchase	7,843	$13.6970
	10/20/2010	Purchase	824	$13.7650
	10/21/2010	Purchase	1,765	$14.1337
	10/25/2010	Purchase	2,102	$14.0514
	10/26/2010	Purchase	1,378	$13.7259
	10/27/2010	Purchase	792	$13.6128
	10/28/2010	Purchase	1,378	$13.4150
	10/29/2010	Purchase	999	$12.6150

Blackwell Partners LLC	09/13/2010	Purchase	936	$32.0195
	09/14/2010	Purchase	1,292	$32.0200
	09/15/2010	Purchase	643	$32.0200
	09/16/2010	Purchase	243	$32.0200
	09/20/2010	Purchase	1,245	$30.0900
	10/13/2010	Sale	1,200	$26.6371
	10/18/2010	Sale	631	$17.4794
	10/18/2010	Purchase	6,078	$14.8650
	10/19/2010	Purchase	12,157	$13.6970
	10/20/2010	Purchase	1,276	$13.7650
	10/21/2010	Purchase	2,735	$14.1337
	10/25/2010	Purchase	3,229	$14.0514
	10/26/2010	Purchase	2,118	$13.7259
	10/27/2010	Purchase	1,218	$13.6128
	10/28/2010	Purchase	2,118	$13.4150
	10/29/2010	Purchase	1,535	$12.6150

Silver Creek CS SAV, LLC	10/22/2010	Purchase	16,400	$14.1419
	10/25/2010	Purchase	2,969	$14.0514
	10/26/2010	Purchase	504	$13.7259
	10/27/2010	Purchase	290	$13.6128
	10/28/2010	Purchase	504	$13.4150
	10/29/2010	Purchase	366	$12.6150

(d)
Except as set forth in this Schedule 13D, no person other than (i) the Reporting Persons and (ii) limited partners and other beneficial owners of interests in the reporting persons (none of whose interests relate to more than 5% of the Issuer’s Common Stock) is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the securities to which this statement relates.

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1                                Joint Filing Agreement dated November 4, 2010

CUSIP NO. 5900U108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 4, 2010

Nantahala Capital Management, LLC

By:     /s/  Wilmot B. Harkey
Wilmot B. Harkey
Managing Member

Nantahala Capital Partners Limited Partnership
By:  Nantahala Capital Management, LLC

By:     /s/  Wilmot B. Harkey
Wilmot B. Harkey
Managing Member

Blackwell Partners LLC

By:     /s/  Wilmot B. Harkey
Wilmot B. Harkey
Investment Manager

Silver Creek CS SAV, LLC

By:     /s/  Wilmot B. Harkey
Wilmot B. Harkey
Investment Manager

CUSIP NO. 5900U108	Annex A

MANAGERS AND GENERAL PARTNERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, principal occupation, citizenship or jurisdiction of organization and principal place of business of the directors, general partners, managing members or controlling persons (the “Covered Persons”) of the Reporting Persons indicated below:

Nantahala Capital Management, LLC

Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Wilmot B. Harkey	Managing Member	Investment Management	United States	(1)
Daniel J. Mack	Managing Member	Investment Management	United States	(1)

Nantahala Capital Partners Limited Partnership

Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Nantahala Capital Management, LLC	General Partner	Investment Management	Massachusetts	(1)

Blackwell Partners LLC

Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Wilmot B. Harkey	Investment Manager	Investment Management	United States	(1)
Daniel J. Mack	Investment Manager	Investment Management	United States	(1)

Silver Creek CS SAV, LLC

Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Wilmot B. Harkey	Investment Manager	Investment Management	United States	(1)
Daniel J. Mack	Investment Manager	Investment Management	United States	(1)

  (1)  The address of the principal place of business of each of the Covered Persons is 100 First Stamford Place, Second Floor, Stamford, Connecticut 06902